

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 15, 2022

Lei Chen
Chief Executive Officer
Pinduoduo Inc.
28/F, No. 533 Loushanguan Road, Changning District
Shanghai, 200051
People's Republic of China

**Re: Pinduoduo Inc.
Form 20-F for the Fiscal Year Ended December 31, 2021
File No. 001-38591**

Dear Mr. Chen:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 20-F for the Year Ended December 31, 2021

Introduction, page 1

1. Please clearly disclose how you will refer to the holding company, subsidiaries, and VIEs when providing the disclosure throughout the document so that it is clear to investors which entity the disclosure is referencing and which subsidiaries or entities are conducting the business operations. Please do not use terms such as “we” or “our” when describing activities or functions of a VIE (i.e. "our VIE"). For example, disclose, if true, that your subsidiaries and/or the VIE conduct operations in China, that the VIE is consolidated for accounting purposes but is not an entity in which you own equity, and that the holding company does not conduct operations. Please disclose clearly the entity (including the domicile) in which public investors hold equity interests. Finally, in the defined terms on page 1, please revise your definition of “China” and the “PRC” to include Hong Kong and Macau.

Part I
Item 3. Key Information, page 3

2.	We note your disclosure that the Cayman Islands holding company controls and receives the economic benefits of the VIE's business operations through contractual agreements between the VIE and your Wholly Foreign-Owned Enterprise (WFOE) and that those agreements are designed to provide your WFOE with the power, rights, and obligations equivalent in all material respects to those it would possess as the principal equity holder of the VIE.  We also note your disclosure that the Cayman Islands holding company is the primary beneficiary of the VIE.  However, neither the investors in the holding company nor the holding company itself have an equity ownership in, direct foreign investment in, or control of, through such ownership or investment, the VIE.  Accordingly, please refrain from implying that the contractual agreements are equivalent to equity ownership in the business of the VIE.  Any references to control or benefits that accrue to you because of the VIE should be limited to a clear description of the conditions you have satisfied for consolidation of the VIE under U.S. GAAP.  Additionally, your disclosure should clarify that you are the primary beneficiary of the VIE for accounting purposes.  Please also disclose, if true, that the VIE agreements have not been tested in a court of law.

3.	We note your disclosure that you are not a Chinese operating company but a Cayman Islands holding company with operations conducted by your subsidiaries and through contractual arrangements with a variable interest entity (VIE) based in China.  Please disclose that this structure involves unique risks to investors.  If true, disclose that these contracts have not been tested in court.  Explain whether the VIE structure is used to provide investors with exposure to foreign investment in China-based companies where Chinese law prohibits direct foreign investment in the operating companies, and disclose that investors may never hold equity interests in the Chinese operating company.  Your disclosure should acknowledge that Chinese regulatory authorities could disallow this structure, which would likely result in a material change in your operations and/or a material change in the value of your securities, including that it could cause the value of such securities to significantly decline or become worthless.  Provide a cross-reference to your detailed discussion of risks facing the company and the offering as a result of this structure.

4.	We note your disclosure about the legal and operational risks associated with being based in or having the majority of the company's operations in China. Please revise your disclosure to make clear whether these risks could result in a material change the value of the securities or could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. Your disclosure should address how recent statements and regulatory actions by China's government, such as those related to the use of variable interest entities and data security or anti-monopoly concerns, have or may impact the company's ability to conduct its business, accept foreign investments, or list on a U.S. or other foreign exchange. Finally, please disclose that your auditor is subject to the determinations announced by the PCAOB on December 16, 2021 and how the Holding Foreign Companies Accountable Act and related regulations will affect your company.

5. We note your disclosure that under PRC laws and regulations effective as of the date of the annual report, none of you, your PRC subsidiaries, the VIE or its subsidiaries, is required to go through a review by the CAC or obtain other permissions from other governmental agencies. Please discuss how you came to that conclusion, why that is the case, and the basis on which you made that determination.

6. We note your disclosure regarding the Holding Foreign Companies Accountable Act ("HFCAA"). Please revise to also discuss the Accelerating HFCAA.

7. Please amend your disclosure here and in the summary risk factors and risk factors sections to state that, to the extent cash in the business is in the PRC or a PRC entity, the funds may not be available to fund operations or for other use outside of the PRC due to interventions in or the imposition of restrictions and limitations on the ability of you, your subsidiaries, or the consolidated VIEs by the PRC government to transfer cash. Please provide cross-references to these other discussions.

8. We note your summary risk factors and disclosure of risks related to doing business in China. Please revise to include cross-references to the relevant individual detailed risk factors in that section.

Financial Information Related to Our VIE, page 9

9. Please revise your schedules to disaggregate the WFOEs that are the primary beneficiary of the VIEs. In addition, please revise your income information to present major line items, such as costs of revenues and share of results from subsidiaries, the VIE and subsidiaries of the VIE, and subtotals.

D. Risk Factors, page 13

10. Revise your risk factors to acknowledge that if the PRC government determines that the contractual arrangements constituting part of the VIE structure do not comply with PRC regulations, or if these regulations change or are interpreted differently in the future, the securities you are registering may decline in value or become worthless if the determinations, changes, or interpretations result in your inability to assert contractual control over the assets of your PRC subsidiaries or the VIEs that conduct all or substantially all of your operations.

11. We note your disclosure regarding the Chinese government's significant oversight and discretion over the conduct of your business. Given recent statements by the Chinese government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers, acknowledge the risk that any such action could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

12.     In light of recent events indicating greater oversight by the Cyberspace Administration of China (CAC) over data security, particularly for companies seeking to list on a foreign exchange, please revise your disclosure to explain how this oversight impacts your business and to what extent you believe that you are compliant with the regulations or policies that have been issued by the CAC to date.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 88

13.     Your discussion of online marketing services revenues identifies multiple factors for material changes in your revenues without quantifying the impact of each.  For each period discussed, please quantify the change for each of the factors that you cite. In addition, you attribute the increase in transaction services revenue in 2021 to increases in GMV. The increase in transaction services revenue was 144% while the increase in GMV was 46% for the period. Please further explain the increase in transaction services revenue and quantify each factor cited. Refer to Item 303(b) of Regulation S-K.

Consolidated Financial Statements
Notes to Consolidated Financial Statements
1. Organization, page F-12

14.     On page F-17, you state that there are no consolidated VIE's assets that are pledged or collateralized for the VIE's obligations and which can only be used to settle the VIE's obligations, except for registered capital and the PRC statutory reserves.  Please revise to quantify the registered capital and the PRC statutory reserves.

2. Summary of Significant Accounting Policies
(q) Research and development expenses, page F-23

15.     Please explain to us why 85% of your depreciation expense and 49% of your share-based compensation have been allocated to research and development expense and detail how such costs qualify as research and development activities.  Refer to ASC 730.

Lei  Chen
Pinduoduo Inc.
July 15, 2022
Page 5

       We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Nasreen Mohammed at 202-551-3773 or Joel Parker at 202-551-3651 if you have questions regarding comments on the financial statements and related matters.  Please contact Alyssa Wall at 202-551-8106 or Dietrich King at 202-551-8071 with any other questions.

                    Sincerely,

                    Division of Corporation Finance
                    Office of Trade & Services